 Exhibit 99.03

GRANDE WEST ARRANGES $3.5 M FINANCING

Vancouver, British Columbia Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) – March 9th, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today, a non-brokered financing of unsecured convertible debenture units (each a “Unit:”) in the principal amount of CAD$3,500,000 (the “Offering”). The Company will use the proceeds for general working capital and to fund contract requirements for recently received Vicinity bus orders. The Offering of the Units is subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (“TSXV”), and the Company expects to complete an initial closing of the Offering shortly.

Each Unit will be sold at an offering price of $980.00 per Unit and will consist of one 10.0% unsecured convertible debenture of the Company in the principal amount of $1,000 (each, a “Debenture”) with interest payable upon maturity being 12 months from the date the Debentures are issued, and 600 common share purchase warrants (each, a “Warrant”) expiring 12 months after the date of issuance of such Warrants. The Debentures will be repaid in cash at maturity. Each Warrant will entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $0.45 per Warrant Share at any time up to 12 months following the closing date of the Offering (the “Closing Date”), subject to adjustment in certain events.

The principal amount of the Debentures may be convertible into common shares of the Company at the option of the holder at any time following the occurrence of an event of default that is uncured for a period of ten (10) business days (the “Conversion Date”), at a conversion price of $0.45 per share.

The Debentures, Warrants and the Common Shares issuable upon the exercise of the Warrants or conversion of the Debentures will be subject to a statutory resale restriction of four months and one day from the date of closing. The Company may pay finders’ fees in accordance with TSXV policies.

The Debentures and the Warrants will not be listed or posted for trading on any exchange. Certain directors and officers of the Company may participate in the financing of the Units. The proposed issuance of the Units to non-arms’ length parties constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Because the Company’s shares trade only on the TSX Venture Exchange, the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(b) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101. This news release is being filed less than 21 days before the expected closing of the Debentures because the Company wishes to complete the financing in a timely manner

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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